Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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jgallant@graubard.com

October 13, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Cullen Agricultural Holding Corp.
Form S-4, Amendment No. 4
Filed October 8, 2009
File No. 333-161773

Triplecrown Acquisition Corp.
Preliminary Schedule 14A, Filed September 8, 2009
Definitive Additional Soliciting Material Filed October 1, 2009
File No. 001-33698

Dear Mr. Schwall:

On behalf of Cullen Agricultural Holding Corp. (the “Company”) and Triplecrown Acquisition Corp. (“Triplecrown”), set forth below are the responses of the Company’s comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated October 9, 2009 (the “October 9 Letter”), with respect to Amendment No. 4 to the Registration Statement (the “Registration Statement”) on Form S-4 (Registration No. 333-161773) filed by the Company on October 6, 2009.  The responses to the Staff’s comments are set out in the order in which the comments were set out in the October 9 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 5 unless otherwise noted. We are also delivering three (3) courtesy copies of such marked Registration Statement to Norman Gholson of your office.

Securities and Exchange Commission
October 13, 2009

Form S-4, Amendment No. 4 Filed October 8, 2009

General

1.
Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to “you” or “your” refer to Cullen Agricultural Holding Corp., Triplecrown Acquisition Corp., or their respective affiliates, depending on the context.

Duly noted.  We will make related changes to all affected disclosure as requested.

2.
With regard to every response to our comments, please direct us to the precise pages in the marked pdf document where you have made responsive changes. Do not make vague statements such as “We have included the disclosure in the filing as requested.” For  example, we note your response to prior continent 5.

Duly noted.  We will direct the Staff to the precise changed pages as requested.

3.
We note your response to our prior comment 4 and reissue the comment. Please provide us with updated information as to your proposed timing. Ensure that you address in your response the amount of time that it will take from the time the filing is declared effective to the actual receipt of materials by holders of your securities. For the purpose of your response only and not as an indication of when we believe accelerated effectiveness could potentially be achievable, confirm the accuracy of the representations you made today regarding what will occur in that regard in the event that the registration statement is declared effective as of 5:30 p.m. on Tuesday, October 13. Also disclose what number and percentage of your stockholders will have access to electronic voting and what number and percentage will need to vote by use of a paper proxy card or in person. Provide similar information with regard to the warrantholders.

Assuming the Registration Statement was declared effective at 5:30 p.m. on Tuesday, October 13, 2009, it is anticipated that copies of the definitive proxy statements would be printed by 5:30 a.m. on Wednesday, October 14, 2009.  Such proxy statements would then be delivered to both Continental Stock Transfer & Trust Company and Broadridge at 8:00 a.m. on Wednesday, October 14, 2009.  Each of Continental and Broadridge would then deliver the proxy statements directly to their respective holders (Continental would deliver proxy statements to holders of record and Broadridge would deliver proxy statements to beneficial holders (as opposed to the holders’ brokers such as Merrill Lynch)) on Wednesday, the same day they receive them, by UPS to expedite receipt.  Therefore, all holders would receive the definitive proxy statements by Thursday, October 15, 2009.  We have been advised that 55,099,700 of the 55,200,000 outstanding public shares (99.8%) and all of the 55,200,000 outstanding public warrants (100%) are held in “street name” and will have access to Internet and telephone voting.  We have revised the disclosure on pages 13 and 43 of the Registration Statement to indicate the foregoing.  The remaining shares and warrants are held by the Triplecrown Founders, will be represented by management at the meetings and therefore do not require Internet or telephone voting.

Securities and Exchange Commission
October 13, 2009

We further refer the Staff to our supplemental letter dated October 9, 2009 regarding our analysis of the proposed timeline.

4.
Given the limited time that holders will have after receipt of the materials, advise us whether you have considered moving the meeting date to October 22, 2009, and if not, why not. Also advise us whether you have considered including in the document a means by which holders may cast their votes by telephone, and update your response to prior comment 20 in the event that the meeting date changes. Note that we remain concerned that under your proposed schedule, security holders will not have sufficient time to make an informed decision with respect to the proposals included in your filing.

The parties have considered moving the meeting dates to October 22, 2009.  However, the parties have determined that it is important to have one day prior to Triplecrown’s required date of liquidation in order to solicit additional proxies if necessary as well as to complete all necessary filings with the Delaware Secretary of State to complete the merger.  As indicated in response to comment 3 above, holders of 99.8% of the outstanding public shares and 100% of the outstanding public warrants will have access to Internet and telephone voting.

5.
We note your response to our prior comment 5 and reissue the comment with regard to any missing information, including the identities of the CAH officers currently left blank at page 4. In your next response regarding this comment, ensure that you direct us to exact pages in the document where you have addressed each of the issues that were the subject of the comment, including for example:

•	Final results of ongoing negotiations with the underwriters regarding the deferred underwriting compensation;

•	Identities of all directors and officers of each entity and affiliates, such as Natural Dairy, both prior to and after consummation of the reorganization;

•	The number and percentage of holders referenced at page 51 as holding their securities in street name;

•	Confirmation that the land sale was in fact closed on. or prior to September 15, 2009, as scheduled.

Securities and Exchange Commission
October 13, 2009

With respect to the first bullet point of the Staff’s comment, the parties have not completed negotiations with the underwriters as of the date hereof.  This has been previously disclosed throughout the Registration Statement.  Please note that the disclosure in the pro forma financial statements provide investors with information on the maximum amount of deferred underwriter compensation that may be required to be paid in the transaction.

With respect to the second bullet point of the Staff’s comment, we have revised the disclosure on pages 5, 148 and 149 to provide finalized information with respect to the officers and directors of CAH following consummation of the merger, and the committees such directors will be appointed to.

With respect to the third bullet point of the Staff’s comment, we respectfully do not see the referenced disclosure.  However, we have revised the disclosure on pages 13 and 43 of the Registration Statement to include the number and percentage of public shares and warrants being held in street name as requested.

With respect to the fourth bullet point of the Staff’s comment, we have revised the disclosure on pages 137, 144 and 161 of the Registration Statement as requested.

6.
Reference to the beneficial ownership table at page 146 indicates that Mr. Watson will own 18,381,148 shares after the transaction. Your response to prior comment 60 indicates in part that all excess funds will be used to repurchase shares, resulting in a forecasted amount of 36,730,214 shares. Under those circumstances, Mr. Watson apparently would beneficially own more than 50% of the outstanding shares.

•
Provide new cover page and Risk Factors disclosure making clear that Mar. Watson likely will effectively control the company after the transaction (regardless of the ultimate number of shares purchased or repurchased).

•
Include new disclosure to make clear whether it is the current intention to purchase or repurchase shares in substantial amounts, and provide the particulars. We note the general references to the possibility of such purchases as well as your response to prior comment 8.

•
Disclose whether Mr. Watson is in anyway limited from purchasing additional shares prior to or after the merger and if not, whether he has expressed any intention to matte any such additional purchases.

With respect to the first bullet point of the Staff’s comment, we have revised the disclosure on the cover page of the prospectus and on page 31 of the Registration Statement as requested.

Securities and Exchange Commission
October 13, 2009

With respect to the second bullet point of the Staff’s comment, we have revised the disclosure on pages 4, 11, 33, 49 and 100 of the Registration Statement to indicate that it is the current intention of the Company to make such purchases.  However, we already indicate that such purchases would be made at prices and in amounts to comply with Rule 10b-18 of the Securities Exchange Act of 1934, as amended.  No further information with respect to any purchases is known at this time.

With respect to the third bullet point of the Staff’s comment, we have revised the disclosure on page 68 of the Registration Statement as requested.

7.
We note your response to our prior comment 8. You state at page 4 and elsewhere that “up to $150 million will be used to implement Cullen Agritech’s business model to the fullest extent; however, if a lesser amount is available to Cullen Agritech, the business model will be implemented to such lesser extent [emphasis added].” We also note the newly revised statement on page 56 that “In its review and analysis, and in arriving at its opinion, Duff & Phelps, with Triplecrown’s consent ... Assumed that all of the capital required to implement the proposed U.S. Dairy Business Plan over $400 million in total will be available in the amounts required as and when needed as reflected in the U.S. Dairy Business Plan [emphasis added].” Furthermore, we note the statement on page 118 that capital deployment “will be accomplished by Cullen Agritech receiving $150 million from the closing of the transactions and obtaining additional borrowings of $250 million.”

We respectfully do not believe there is any question included within this comment.  We therefore have not revised the disclosure in the Registration Statement in response to this comment.  However, we refer the Staff to our response to comment 8 and elsewhere in response to the above-referenced disclosure.

8.
Please revise to address the inconsistency between the statements on page 4 and elsewhere (which indicate that only $150 million is needed to implement the business model fully) and the statements on page 56 and 118 (which indicate that more than $400 million is needed to implement the business model fully).

We have revised the disclosure on pages 4, 11, 25, 33, 49 and 100 of the Registration Statement as requested.

9.
Also, in view of your new disclosure on the cover page and elsewhere that it is possible that no capital may be available from the trust fund, explain the basis for continuing to assume that $400 million of capital will be available.

The above-referenced assumption was utilized by Duff & Phelps in rendering its fairness opinion; however, it is not necessarily a fact that is being assumed at this time by the parties to the transaction.  To this end, we have revised the disclosure on pages 4, 11, 25, 49 and 100 of the Registration Statement to indicate that sufficient capital may not be available to implement Cullen Agritech’s business model.  We have further included disclosure on pages 25, 33 and 34 of the Registration Statement indicating that if sufficient capital is not available to Cullen Agritech, the valuation that was obtained by Triplecrown from Duff & Phelps may not be accurate.

Securities and Exchange Commission
October 13, 2009

10.
In that regard, disclose in necessary detail any plans or arrangements that have been made with regard to obtaining the “additional borrowings of $250 million” mentioned at page 118 or to make clear that there have been no such arrangements made to date and that there is no assurance that such funds would be available. Describe in necessary detail any commitments, and to the extent such agreements are based on a minimum amount also being available from the trust fund, disclose that as well. File as exhibits any material agreements.

We have revised the disclosure on page 125 of the Registration Statement as requested.

11.	Revise to describe the impact on the valuation and the fairness opinion if the $150 million of capital from the trust fund were to be unavailable from the trust fund.

We have revised the disclosure on pages 34 and 61 of the Registration Statement as requested.

Cover Page

12.	We remind you of prior comment 32. Please disclose if true that Dr. Watson also is the only employee of Cullen Agritech.

We have revised the cover page of the prospectus as requested.

Summary of the Material Terms of the Merger, page 1

13.	Please revise to address the following:

•
Discuss your belief that Cullen Agricultural Holdings is not acquiring a business for accounting purposes and the substantive reasons that support your conclusion. Your disclosure should, at a minimum, include the factors you cite in your response to prior comment 49 as well as an analysis of the accounting substance of the transaction.

•	Provide a clear and detailed description of the specific intellectual property you will acquire in the merger, the consideration paid for the property, and to whom the consideration will be paid.

Securities and Exchange Commission
October 13, 2009

•
Revise the fourth bullet point to clearly disclose the total number of shares and percentage of total outstanding shares beneficially held by Eric Watson before and after the merger under both the no conversion and maximum conversion scenarios.

With respect to the first bullet point of the Staff’s comment, we have revised the disclosure on page 2 of the Registration Statement as requested.

With respect to the second bullet point of the Staff’s comment, we have revised the disclosure on pages 1, 2, 134 and 135 of the Registration Statement.

With respect to the third bullet point of the Staff’s comment, we have revised the disclosure on page 2 of the Registration Statement as requested.

14.
We note your response to our prior comment 30 and reissue the comment in part. In your discussions on pages 3 and 4 and elsewhere in the document regarding the use of funds in Triplecrown’s trust account, revise to disclose the overall capital requirements of the proposed business; the amount of capital that for purposes of the valuation and the fairness opinion is being assumed to be available from the trust account and from debt financings; and the possible shortfall in capital due to the potential unavailability of amounts from the trust account.

We have revised the disclosure on pages 4, 11, 25, 49 and 100 of the Registration Statement as requested.

15.
Add “Eric J. Watson,” to your references to “the current holder of Cullen Agritech” which appear in the fourth and fifth bullet points and elsewhere, to clarify the situation for the reader. Also include revised disclosure regarding his aggregate beneficial holdings.

We have revised the disclosure on page 2 of the Registration Statement as requested.

16.
We note the new disclosure you added to page 2 in response to prior comment 11. Revise to disclose that no shares have been released from escrow as of the date of the document or provide the particulars about any release(s).

We have revised the disclosure on page 3 of the Registration Statement as requested.

Securities and Exchange Commission
October 13, 2009

Questions and Answers

Q: What is the structure of the merger?, page 6

17.
We reissue those portions of prior comment 16 with which you did not comply. For example, revise the charts on page 6 to show the percentage Mr. Watson owns or controls in each case, and indicate in the first chart that CAH is the registrant.

We have revised the disclosure on page 7 of the Registration Statement as requested.

18.	In the tabular presentation on page 7, indicate consistently who owns each entity, not merely who “controls” each entity.

We have revised the disclosure on page 8 of the Registration Statement as requested.

Q: What are my options in determining how to vote and what actions to take?. page 7

19.
We note your response to our prior comment 12, and we note the Q&A that has been added on page 7. However, the new Q&A fails to address the potential impact of each choice that a securityholder may make on the other choices available to the securityholder. Please revise the Q&A to address this.

We have revised the disclosure on page 9 of the Registration Statement as reqeusted.

Risk Factors

The fairness opinion Triplecrown received did not indicate ..., page 32

20.
We note your response to our prior comment 25 and reissue the comment in part. Identify clearly all assumptions underlying the fairness opinion that might not be accurate, such as the availability of $150 million from the trust fund for the proposed business, the availability of an additional $250 million of debt financing and the availability of an overall amount of $400 million of capital. Explain the impact of the potential inaccuracy of these assumptions on the valuation of Cullen Agritech and the fairness opinion.

The only material assumptions that were relied upon by Duff & Phelps in coming to the conclusions set forth in its fairness opinion were those set forth on pages 60 and 61 of the Registration Statement.  Duff & Phelps did not assume that $150 million would be available to Cullen Agritech from Triplecrown’s trust account upon consummation of the transaction, nor did it assume $250 million of debt financing would be available to Cullen Agritech.  The only assumption that was made was that Cullen Agritech would have all the capital required to implement the proposed U.S. Dairy Business Plan.  Accordingly, the only assumption in the fairness opinion that might not be true is such assumption, which is the subject of the above-referenced risk factor.  We have, however, revised the disclosure on pages 33 and 61 of the Registration Statement to further clarify the impact of the potential inaccuracy of such assumption as requested.

Securities and Exchange Commission
October 13, 2009

The exercise of Triplecrown’s directors’ and officers’ discretion.. . page 32

21.
The resolicitation you reference here appears inconsistent with your prior responses to comments in which you indicated that you potentially would waive only one condition, which you assert would not require resolicitation. Please explain this text further, or revise as appropriate.

We have revised the disclosure to remove the above-referenced risk factor as such risk is no longer applicable.

The Triplecrown Founders Cullen Holdings and their respective affiliates ... page 33

22.
We note your response to our prior comment 9 and partially reissue it. For example, please eliminate from this Risk Factor the inappropriate mitigating language in the clause beginning with “While such transactions would benefit.”

We have revised the disclosure on page 35 of the Registration Statement as requested.

Interests of Triplecrown’s Directors and Officers and Others in the Merger, page 36

23.	Disclose explicitly the value of the securities which Mr. Watson will directly or indirectly receive or control as a result of the proposed transaction.

We have revised the disclosure on page 38 of the Registration Statement as requested.

Special Meetings, page 38

24.	We reissue prior comment 27 insofar as the disclosure at page 39 under “Recommendation” remains unchanged.

We have revised the disclosure on page 41 of the Registration Statement as requested.

The Merger Proposal

Background of the Merger, page 49

25.
We note the e-mail you provided in response to prior comment 36. Part of the email refers to “extensive negotiations” that took place previously. Provide additional detail regarding these extensive negotiations with Mr. Watson. Refer also to prior comments 64 and 67 from our original comment letter. With regard to your response to prior comment 39, identify for us the business plan because the materials you provided included no index or caption.

We have revised the disclosure on page 53 of the Registration Statement as requested.

Securities and Exchange Commission
October 13, 2009

26.
We note in the second paragraph on page 50 the statement that “The parties then commenced discussions regarding a potential transaction involving Cullen Agritech and Triplecrown.” Please clarify when the Board of Directors was consulted about this, and how the commencement of discussions was authorized.

We have revised the disclosure on page 54 of the Registration Statement as requested.

Triplecrown’s Board of Directors’ Reasons for Approval of the Merger, page 51

27.
We note your response to our prior comment 43 and reissue the continent in part. Please explain the factual basis for your statement on page 52 that the Eastern Seaboard is “currently starved of supply.” Either add a third party reference supporting this statement or delete it.

We have revised the disclosure on page 56 of the Registration Statement to delete the above-referenced statement as requested.

28.	We note your response to our prior comment 45 and reissue the comment in part; address the issue raised in our prior comment about consideration received by the referenced individuals.

The following language was included on pages 47 and 48 of the last amendment to the Registration Statement:

“Effective September 1, 2009, Dr. Watson became an employee of Natural Dairy pursuant to an employment agreement entered on August 31, 2009. He is currently the sole officer of Natural Dairy. On June 27, 2009, the parties entered into the land contract and on August 11, 2009, Cullen Agritech entered into the strategic cooperation agreement with New Zealand Agritech. Prior to the formation of Cullen Agritech, Dr. Richard Watson engaged in discussions with individuals over a number of months with a view of developing an Advisory Board made up of pastoral and dairy scientists. These individuals confirmed acceptance to join Cullen Agritech’s Advisory Board in writing by letter dated August, 2009. Although Cullen Agritech has an advisory board, such members are not currently party to any type of consultancy agreement and no amount of consideration has been paid or promised to these individuals in exchange for their agreement to join the advisory board.”

We have revised the disclosure on page 55 of the Registration Statement as requested to include such information in the above-referenced section.

Securities and Exchange Commission
October 13, 2009

29.
If there has been significant government stockpiling in the United States, as the materials you provided in response to prior comment 46 suggest, revise to disclose this and any likely adverse consequences on current or future demand or pricing.

We have revised the disclosure on pages 56 and 117 of the Registration Statement as requested.

Tested model through research firms ..., page 52

30.
Please explain the testing process in detail here, as well as in your discussion on page 121. Disclose who performed the testing and whether the testing was done or verified by an independent third party. Please explain what tests were conducted and describe the results of the tests.

We have revised the disclosure on pages 55, 56, 120, 121 and 122 of the Registration Statement as requested.

Fairness Opinion, page 54

31.
We note your response to our prior comment and the text that has been added on page 56 to the effect that “over $400 million in total” is required to implement the business plan and the assumption that the $400 million will be available. Please revise disclosure elsewhere in the document to resolve the inconsistencies that exist between this disclosure and other disclosure elsewhere indicating that only $150 million is required to implement the business plan fully. Also discuss here the potential impact on the valuation and the fairness opinion if no funds are available from Triplecrown’s trust account.

We have revised the disclosure on pages 4, 11, 25, 33, 49, 61 and 100 of the Registration Statement as requested.

  Actions that May Be Taken, page 64

32.	Revise the new text in the first full paragraph on page 66 to indicate that both parties will make the corresponding filings on Form 8-K.

We have revised the disclosure on page 70 of the Registration Statement as requested.

Anticipated Accounting Treatment page 70

33.
Please revise to disclose information similar to that requested in the first bullet point of comment 13 above. In addition, revise to clarify your statement that “the cost of the purchase will be based on the CAH common stock issued to the Cullen Agritech stockholder.”

We have revised the disclosure on page 75 of the Registration Statement as requested.

Securities and Exchange Commission
October 13, 2009

Business of Cullen Agritech

Summary of Significant Assumptions, page 118

34.
As requested in previous comment 55, please revise to include a discussion of the significant assumptions made with regard to your gross profit. For example, revise to include a discussion of your expected production cost per hundredweight (cwt), and how such amount compares with the industry, and your historical experience: Please also address whether such amount includes costs related to your use of feedstocks including corn-based feedstocks.

We have revised the disclosure on pages 125, 126, 127 and 128 of the Registration Statement as requested.

Revenue, page 118

35.
Within your discussion of the calculation of revenue from milk production, you explain that “Revenue from milk production is calculated as follows - total milk production in million pounds is multiplied by 10,000 to get production in hundred weight (cwt)...For example, in 2011, total milk production is 684.9 million pounds which, divided by 10,000, results in milk production in cwt, which is 6,849,156 cwt of milk.” In one instance above you advise a reader to multiply by 10,000, and in another instance you advise them divide by 10,000. Please revise your discussion to be consistent.

We have revised the disclosure on pages 127 and 128 of the Registration Statement as requested.

36.
Please expand your discussion regarding the livestock trading account revenue to explain how changes in the value of mature and immature livestock as well as the sale of surplus livestock result in revenue.

We have revised the disclosure on pages 127 and 128 of the Registration Statement as requested.

37.
With regard to the number of producing cows expected per year, please expand your discussion to explain how many will be purchased, as opposed to being nurtured by you from a non-productive state to productive. Please also explain if you have a contract with a seller to acquire the related number of productive cattle in the amounts, and breed you expect, or any difficulties you may encounter in acquiring the quantity of producing cows you require.

We have revised the disclosure on pages 127 and 128 of the Registration Statement as requested.

Securities and Exchange Commission
October 13, 2009

Earning Loss Per Share page 119

38.	Please expand your disclosure to include the explanation and reconciliation regarding your anticipated number of shares outstanding provided in your response to prior comment 60.

We have revised the disclosure on page 128 of the Registration Statement as requested.

Intellectual Property, page 124

39.
We note your response to our prior comments 35 and 41 and reissue the comments in part. Please revise to disclose what consideration was paid, is being paid or will be paid, and to whom, with regard to the research and development activities and the intellectual property. We may have further comments after reviewing your response. Also include sufficiently detailed related party transactions disclosure, pursuant to Item 404 of Regulation S-K.

We have revised the disclosure on page 135 of the Registration Statement.

40.
Please revise to provide a clear and detailed description of the specific registered or unregistered intellectual property you will acquire, separately discuss how each piece of intellectual property will be used by Cullen Agricultural Technologies, and tell us the specific benefits you expect to obtain from each piece of intellectual property in comparison to confinement farming and other forage-based farming methods.

We have revised the disclosure on pages 134 and 135 of the Registration Statement as requested.

Properties, page 126

41.
With regard to the land purchase contract with Grimsley LLC; we note from your disclosure that you intend to close on the purchase contract on September 30, 2009. As this date has passed, please update this disclosure, and elsewhere if necessary, to provide current information regarding this transaction.

We have revised the disclosure on pages 137, 144 and 161 of the Registration Statement as requested.

Securities and Exchange Commission
October 13, 2009

Exhibit Index

42.
We reissue prior comment 66. Revise both exhibit lists (at pages II-4 and 11-9) to specify in each case the precise date and amendment number of each filing from which you are incorporating by reference.

We have revised the disclosure on pages II-4 and II-9 of the Registration Statement as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

JMG:kab
Enclosures

cc:	Douglas S. Ellenoff, Esq.
Eric J. Watson